Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges

Consolidated

(Thousands of Dollars)

	Six months ended June 30, 2011	Years Ended December 31
		2010	2009	2008	2007	2006
Fixed charges, as defined:
Interest charges	$34,799	$72,010	$61,361	$74,914	$80,095	$88,426
Amortization of debt expense and premium – net	2,217	4,414	5,673	4,673	6,345	7,741
Interest portion of rentals	923	2,027	1,874	1,601	1,612	1,802

Total fixed charges	$37,939	$78,451	$68,908	$81,188	$88,052	$97,969

Earnings, as defined:
Pre-tax income from continuing operations	$103,151	$146,105	$134,971	$120,382	$63,061	$114,927
Add (deduct):
Capitalized interest	(1,252)	(298)	(545)	(4,612)	(3,864)	(2,934)
Total fixed charges above	37,939	78,451	68,908	81,188	88,052	97,969

Total earnings	$139,838	$224,258	$203,334	$196,958	$147,249	$209,962

Ratio of earnings to fixed charges	3.69	2.86	2.95	2.43	1.67	2.14